UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 1-33659

COSAN LIMITED

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on February 8, 2021, regarding the acquisition of Biosev S.A. by Raízen.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2021

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on February 8, 2021, regarding the acquisition of Biosev S.A. by Raízen.

COSAN S.A.

Publicly-held Company

CNPJ/ME n° 50.746.577/0001-15

NIRE 35.300.177.045

CVM Code nº 19836

MATERIAL FACT

Cosan S.A. (“Cosan”) (B3: CSAN3), in compliance with the provisions of CVM Instruction 358/02, and in continuity with the Notice to the Market of January 28, 2021, informs its shareholders and market in general that its jointly controlled company RAÍZEN ENERGIA S.A., a category B publicly-held corporation (“RESA”) , together with Raízen Combustíveis S.A. (“RCSA”) (and combined with RESA, “Raízen” or “Company”), on the date hereof, has entered into a certain acquisition agreement (“Agreement”) with Biosev S.A. (“Biosev”) and Hédera Investimentos e Participações S.A. (“Hédera”), in its capacity as the controlling shareholder of Biosev, among other parties, pursuant to which Raízen has agreed, on the terms and subject to the conditions set forth therein, to acquire up to 100% (one hundred percent) of the equity of Biosev (“Transaction”).

In summary, the Transaction consists in a business combination involving an exchange of shares, with issuance of 3.5% of Raízen’s Preferred Shares and an amount paid in cash (R$ 3.6 billion) to refinance part of Hédera’s debt in an efficient way. Thus, after the conclusion of the Transaction, Raízen's leverage, measured by Net Debt/EBITDA ratio, will be preserved. In addition, there will be an issuance of 1.49% of Redeemable Shares at a symbolic value and an Earn-out with the objective to divide the sugar and ethanol prices variation. Both Redeemable Shares and Earnout will cease to exist in a Raízen's liquidity event, as detailed below.

STRATEGIC RATIONALE – SUGAR & RENEWABLES

The Transaction has a strategic fit into Raízen’s long term business plan based on strengthening further its leadership position on the energy transition providing the most efficient, cleaner and renewable energy, while being accretive within Company’s highest financial discipline. Highlights of combined operations:

2019/20 crop year figures*	Raízen	Biosev	Combined Operations
mILLS (UNIT)	26	9	35
Crushing Capacity (mln tons)	73	32	105
Sugar Production (mln tons)	3,791	1,163	4,954
Ethanol PRODUCTION (mln liters)	2,498	1,346	3,844
Electricity Production (thousand MWh)	2,200	800	3,000
EBITDA ex-IFRS16 (R$ bln)	R$ 3.4	R$ 1.8	R$ 5.2
CAPEX (R$ bln)	R$ 2.8	R$ 1.2	R$ 4.0

* All figures reported by Raízen and Biosev, respectively, on their annual Earnings Releases.

SUMMARY OF THE TRANSACTION

As of the Transaction, Raízen will:

(i)       issue new shares to Hédera, as a result of a capital increase, divided into two different classes of preferred shares with distinct characteristics, as follows:

•	3.5000% of the capital stock of Raízen as non-voting and non-redeemable shares (“Preferred Shares”); and

•	1.4999% of the capital stock of Raízen as redeemable at a symbolic price and non-voting shares (“Redeemable Shares”); and

(ii)        pay R$ 3.6 billion as cash consideration for new Biosev shares, at the closing date of the Transaction (“Closing”), subject to certain statutory preemptive rights (the “Cash Consideration”). The proceeds will ultimately be used by Biosev to partially repay its existing financial debt as Biosev will be transferred to Raízen free of the existing net debt, as well as with a normalized working capital position, immediately after Closing. The Cash Consideration will be subject to a customary price adjustment mechanism based on variations of the net debt and working capital positions, as well as certain other adjustments.

Following the fifth (5th) anniversary of the Closing date, Raízen may be required to pay an additional contingent cash consideration (“Earn-out”) to Hédera, limited to R$ 350 million. Such amount will depend on certain targets based on sugar and ethanol market prices, as defined in the Agreement. In case of a liquidity event by then, such as an IPO of the Company, the Earn-out structure is automatically canceled with no additional obligation for Raízen.

POST TRANSACTION SHAREHOLDER STRUCTURE

* The stock participation percentages represented in this structure chart are mathematically rounded.

** After the redemption of the (Temporary) Shares, participation in the total capital of Shell and Cosan will increase respectively to 48.25%.

PREFERRED SHARES AND REDEEMABLE SHARES

Both the Preferred Shares and the Redeemable Shares will be entitled to receive dividends pari pasu with the existing common shares.

The Preferred Shares will be subject to certain Call and Put Options. In six months after the 6th, 7th, 8th and 9th anniversaries of the Closing date, Raízen will have a Call Option to buy those shares at market price. In six months after the 9th anniversary of the Closing date (and after the end of the call option exercise period for the Company), Hédera will have a Put Option to sell its stake, at 20% discount of market price to Raízen. All the Call and Put Options will terminate in case Raízen becomes public tradable within certain criteria set forth in the shareholders’ agreement.

Subject to certain criteria set forth in the shareholders’ agreement (as described below), the Redeemable Shares will be mandatorily redeemed for a symbolic nominal amount upon certain events set forth in the shareholders’ agreement, such as: (i) a liquidity event of the Company (such as in case Raízen becomes public tradable within certain criteria set forth in the shareholders’ agreement, or in case Raízen exercises the above-mentioned Call Option); or (ii) following the tenth (10th) anniversary of the Closing date. In that case, the participation of Shell and Cosan in Raízen will increase respectively to 48.25%.

SHAREHOLDERS AGREEMENT

On the Closing date, Hédera and the controlling shareholders of Raízen will enter into a shareholders’ agreement to set forth customary rights and obligations of Hédera as a minority shareholder of Raízen (“SHA”), as well as the above-mentioned Call and Put Options.

The SHA shall terminate automatically in case Raízen becomes public tradable within certain criteria set forth in the SHA.

CLOSING AND MAIN CONDITIONS PRECEDENT

The Closing of the Transaction is expected to take place in the next 6 months. The consummation of the Transaction is subject to the satisfaction of certain conditions precedent set forth in the Agreement. Among other, the main conditions are:

(i)	Biosev will conduct a restructuring process of its current financial indebtedness, taking into consideration that the transaction includes only the equity with no debt, preserving Raízen’s leverage level;

(ii)	Biosev will conduct a corporate restructuring which will result in Biosev no longer being publicly traded, as well as to carve out Biosev’s equity stakes in TEAG and Crystalsev, as such assets do not encompass the transaction perimeter; and

(iii)	Approval of the Transaction by the Brazilian Antitrust Authority – CADE;

COSAN - OTHER RELEVANT INFORMATION

(i)	In continuity to the Material Fact of July 3 of 2020 and following the above-mentioned transaction, Cosan informs that Raízen’s controlling shareholders are constantly analyzing the possible listing of Raízen through an initial public offering of shares. Although the effective listing will depend on numerous conditions that may be beyond the control of Company, this will not prevent from hiring advisors and start the preparation for an eventual offer. However, our intention is to be prepared if such conditions are met and market conditions are adequate. Cosan will keep the market informed about any relevant developments regarding this topic.

(ii)	Cosan and Shell as controlling shareholders of Raízen, signed a Subscription Agreement, stipulating the procedures and circumstances in which RESA may notify its controlling shareholders (Cosan and Shell) requesting an equity contribution of up to US$ 700,000,000.00 (seven hundred million dollars), total amount to both shareholders. Under the terms of the Subscription Agreement, if Raízen reaches certain financial leverage ratios, it must convene a meeting of the company's board of directors to determine the total amount of the capital contribution that would be required. It’s important to highlight that Raízen is rated at Investment Grade supported by rigid financial discipline.

Cosan will hold a conference call on this date to present the operation and will keep the market informed of any further material information related to the Transaction.

São Paulo, February 8, 2021

Marcelo Eduardo Martins

CFO and Investor Relations Officer

This material fact statement does not constitute an offer of securities for sale in Brazil or any other market. It is merely intended for information purposes, under the terms of the applicable regulations, and shall not, in any circumstances, be deemed or considered as an investment recommendation, an offer for sale, or a solicitation or offer for acquisition of securities of RESA.